SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: PART

THE PEOPLE OF THE STATE OF NEW YORK -against- BNP PARIBAS, S.A., Defendant.	WAIVER OF INDICTMENT _____ SCI No.

I, Georges Dirani, Group General Counsel of BNP Paribas, S.A., the duly authorized representative of BNP Paribas, S.A., on behalf of the defendant, hereby waive indictment and consent to be prosecuted by a Superior Court Information charging the following offense(s):

Offense:	Falsifying Business Records in the First Degree, P.L. §175.10
Date:	at least in or about 2004 up to in or about 2012
Place:	County of New York
Offense:	Conspiracy in the Fifth Degree, P.L. §105.05(1)
Date:	at least in or about 2004 up to in or about 2012
Place:	County of New York and elsewhere

On behalf of the defendant, I expressly acknowledge that the defendant is aware that: (a) under the Constitution of the State of New York, the defendant has the right to be prosecuted by indictment filed by a grand jury; (b) the defendant waives such right and consents to be prosecuted by Superior Court Information to be filed by the District Attorney; (c) the Superior Court Information to be filed by the District Attorney will charge the offense(s) named in this written waiver; and (d) the Superior Court Information to be filed by the District Attorney will have the same force and effect as an indictment filed by a grand jury.

Signed in open court and in the presence of my attorney.

_____
BNP Paribas, S.A.
By: _____

This waiver was signed by the duly authorized representative for the defendant in open court and in my presence.

_____
Karen Patton Seymour, Esq.
Sullivan & Cromwell LLP
Attorneys for BNP Paribas, S.A.

I, Cyrus R. Vance, Jr., the District Attorney of New York County, hereby consent to this waiver.

by _____
Edward Starishevsky
Assistant District Attorney

_____
Kim Han
Assistant District Attorney

This Court being satisfied that this waiver complies with the provisions of CPL §195.10 and 195.20, it is ORDERED that this waiver is approved.

Date: _____   _____
                                          Justice of the Supreme Court